UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number

001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

The press release attached to this Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-219614 and 333-212432).

        On February 7, 2019, Cellect Biotechnology Ltd. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners as representative of the underwriters (together with the underwriters named on Schedule I attached thereto, the “Underwriters”), relating to an underwritten public offering of (a) 1,889,000 units the (each, a “Unit”) consisting of (i) one American Depositary Share (each, an “ADS”) representing twenty ordinary shares, no par value per share, of the Company, at a public offering price of $1.50 per unit, and (ii) one warrant to purchase one ADS (“Warrant”) and (b) 2,444,800 pre-funded units (the “Pre-funded Units”), each consisting of (i) one pre-funded warrant (the “Pre-funded Warrant”) to purchase one ADS, and (ii) one Warrant, at a public offering price of $1.49 per Pre-funded Unit. The offering of the Units and the Pre-funded Units (the “Offering”) closed on February 12, 2019.

The Pre-funded Units were issued and sold to purchasers whose purchase of Units in the Offering would otherwise result in the purchaser, together with their affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the Offering, if they so choose. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ADS at an exercise price of $0.01 per share and will remain exercisable until exercised in full. The Warrant included in the Units and the Pre-funded Units is immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and will expire five years from the date of issuance. The ADSs included in the Units or Pre-funded Warrants included in the Pre-funded Units, as the case may be, and the Warrants were offered together, but the securities contained in the Units or Pre-funded Units were issued separately.

The Company also granted the Underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 Warrants to purchase up to an additional 650,070 ADSs. The Underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS of the Company and additional Warrants to purchase 650,070 ADSs of the Company.

The Underwriting Agreement provided that the Company, its directors and its executive officers will not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or ordinary share equivalents, subject to certain exceptions, for a period of 90 days after the date of the Offering. The Underwriting Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

In connection with the Offering, on February 7, 2019, the Company entered into a Warrant Agent Agreement (the “Warrant Agent Agreement”) and a Pre-funded Warrant Agent Agreement (the “Pre-funded Warrant Agent Agreement”) with Computershare, Inc., as warrant agent, with respect to the Warrants and Pre-funded Warrants, respectively.

A registration statement on Form F-1 relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) on December 28, 2018, as subsequently amended, and declared effective by the SEC on February 7, 2019. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The forms of the Underwriting Agreement, the Warrant Agent Agreement and the Pre-Funded Warrant Agent Agreement are furnished herewith as exhibits hereto. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

In connection with the closing of the Offering, on February 13, 2019, the Company issued a press release titled: “Cellect Announces Closing of $6.5 Million Underwritten Public Offering.” A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit

1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

4.1	Form of Warrant Agent Agreement dated between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Warrant (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

4.2	Form of Pre-Funded Warrant Agent Agreement between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Pre-funded Warrant (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

99.1	Press Release, dated February 13, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: February 13, 2019		Title: Chief Financial Officer

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